Mail Stop 4561

March 31, 2009

Ms. Paula Mathews
Executive Vice President
Strategic Storage Trust, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, California 92694

> **Re:** **Strategic Storage Trust, Inc.**
> **Post-Effective Amendment No. 3 to Registration Statement on Form S-11**
> **Filed March 17, 2009**
> **File No. 333-146959**

Dear Ms. Matthews:

We have conducted only a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1.   Please include the Form S-11 cover page language reflecting your reliance on Rule 415. This language was added in a recent amendment to the form.

General

2.   Please tell us what consideration you have given to updating your base prospectus.

3.   Please consider using historical incorporation by reference to update your prospectus as permitted in the recent amendment to Form S-11.

Supplement

4.   In an appropriate section of the supplement, please provide "Selected Financial Data" as specified in Item 301 of Regulation S-K.

5.   Please include tabular disclosure of the aggregate compensation paid to date to your advisor and its affiliates. Please also disclose aggregate fees accrued but not yet paid, if any. The disclosure should break out the fees by type, such as offering fees, acquisition fee, operating fees and back-end fees.

Status of Our Offering, page 2

6.   Please disclose the amount of shares remaining to be offered.

Distribution Declaration History, page 2

7.   Please disclose the aggregate amount of distributions declared and distributions paid in each of the quarters disclosed. Also disclose the per share amount of distributions paid if it is different from distributions declared. Your statement of cash flows for the nine months ended September 30, 2008 indicates you have paid some distributions.

8.   For distributions that have been paid, please disclose any amounts that have been reinvested.

9.   Please disclose the source of distributions for each of the quarters disclosed, specifying the amount paid from offering proceeds, the amount paid from operating revenues generated from acquisitions and the amount paid from other sources. Describe any such other sources.

Acquisition of Self Storage Facilities, page 3

10.   Please expand your disclosure of your self storage facilities to disclose average rents and information regarding the yield on the acquisitions.

11.   Please disclose the date through which the Prior Performance Tables have been updated in this section and in Appendix A to the Supplement.

*   *   *   *   *

       As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sonia G. Barros, Special Counsel, at (202) 551-3655, or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael K. Rafter, Esq.
        Howard S. Hirsch, Esq.
        Bryan Cave LLP
        Fourteenth Floor
        1201 West Peachtree Street, N.W.
        Atlanta, Georgia 30309-3488